Exhibit 99.B(d)(44)

AbbeyCapital
Abbey Capital Ltd., 1-2 Cavendish Row, Dublinl, Ireland
Tel: +353 1 828 0400	Email: info@abbeycapital.com
Fax: +353 1 828 0499	Web: www.abbeycapital.com

October 27, 2016

Salvatore Faia
President

The RBB Fund, Inc.

I03 Bellevue Parkway
Wilmington, DE 19809

Re: The RBB Fund, Inc. -Abbey Capital Futures Strategy Fund (the “Fund”)

Dear Mr. Faia:

By our execution of this letter agreement (this “Agreement”}, Abbey Capital Limited (the “Adviser”) agrees that in order to improve the performance of the Fund, the Adviser shall, from December 31, 2016 through December 31, 2017, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) in an aggregate amount equal to the amount by which the Fund’s total operating expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) exceed a total operating expense ratio (other than brokerage commissions, extraordinary items, interest and taxes) of 1.99% for the Class I Shares of the Fund’s average daily net assets, 2.24% of the Class A Shares of the Fund’s average daily net assets, and 2.99% of the Class C Shares of the Fund’s average daily net assets.

If at any time the total annual fund operating expenses of the Fund for a year are Jess than 1.99% for the Class I Shares of the Fund’s average daily net assets, 2.24% of the Class A Shares of the Fund’s average daily net assets, or 2.99% of the Class C Shares of the Fund’s average daily net assets, the Adviser shall be entitled to reimbursement by the Fund, in whole or in part as provided below, of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Fund pursuant to this Agreement within three years from the date on which such waiver or reimbursement was made by the Adviser if such reimbursement by the Fund does not cause the Fund to exceed expense limitations that were in effect at the time of the waiver or reimbursement. The total amount of reimbursement to which the Adviser may be entitled (the “Reimbursement Amount”) shall equal, at any time, the sum of all investment advisory fees previously waived or reduced by the Adviser and all other payments remitted by the Adviser to the Fund, pursuant to this Agreement, less any reimbursement previously paid by the Fund to the Adviser, with respect to such waivers, reductions, and payments. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.

ABBEY CAPITAL LIMITED

By:
Name:
Title:

Your signature below acknowledges acceptance of this Agreement:

By:
Salvatore Faia
President
The RBB Fund, Inc.

Directors: Tony Gannon, Tim Brosnan. Claire Gately, Mick Swift, David McCarthy (US) Limited liability company incorporated In Ireland. Registered Number 327102 Abbey Capital Limited is regulated by the Central Bank of Ireland